December 15, 2006

Addressee:
Ms. Cecilia D. Blye
Branch Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Re:	Haemonetics Corporation
Form 10-K for the fiscal year ended April 1, 2006
File No. 001-10730

Please find our responses to the questions contained in your letter dated December 1, 2006 below.

Question 1:

We note on your website you list distributors in Iran and Syria.  Your website also has an electronic contact submittal form with a drop down list that includes Cuba, Iran, the Democratic People’s Republic of Korea, Sudan and Syria.  Your10-K does not include any information regarding contacts with these countries.  In light of the fact that Cuba, Iran, North Korea, Sudan and Syria have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls, please describe for us the extent and nature of your past, current and anticipated contacts with those countries, if any, whether through distributors or other direct or indirect arrangement.

Response 1:

Regarding the drop down list on the “contact us” section of our website:  Although the Democratic People’s Republic of Korea is listed as a possible option, this is not a country in which Haemonetics does business, directly or indirectly, nor do we have plans to do business in that country.   Accordingly, in response to your inquiry with respect to North Korea, there are no contacts.

We have had sales to Cuba, Iran, Sudan and Syria.  Haemonetics does not, however, have any offices or employees in these countries.

During our fiscal year 2004, we had sales to end users in Iran, Sudan and Syria.   U.S. government licenses were approved for these sales, as required.   All sales were through third party distributors.  In total, the sales during fiscal year 2004 were approximately $500,000.

In our fiscal year 2005, the U.S. government again licensed our sales to end users in Iran through a distributor.    We also had sales to a customer in Germany that were for end use in Iran and this transaction also was made pursuant to a U.S. government export license.  Aggregate revenues from these sales were approximately $615,000.

During our fiscal year 2006, Haemonetics transacted sales in Cuba, Syria and Iran through distributors, and additional sales were made to a German customer for ultimate end use in Iran.  Each of these transactions was licensed by relevant U.S. government agencies.  The aggregate revenues from these FY06 sales were approximately $800,000.

Also in fiscal year 2006, we obtained a travel license for a Swiss national employed by our Swiss subsidiary to travel to Cuba to promote and market our technology. Our principal marketing and promotion efforts in Cuba are carried out through a Spanish company that acts as our distributor.

In the current fiscal year, 2007, we have had sales, again under U.S. government export licenses, to end users in Cuba and Iran.  We also obtained a travel license for our Swiss subsidiary’s employee to travel to Cuba.  Our Cuba sales were made through a distributor.  In addition, an independent contractor to Haemonetics’ Swiss subsidiary, who is not a U.S. person, helped our distributor with after sales installation and training in Cuba.

The sales in fiscal year 2007 to end users in Iran were made either through a distributor or to our German customer for end use in Iran.

Aggregate revenues from sales during FY 2007 to date were approximately $450,000.

In addition, in the current fiscal year, we have applied for U.S. government export licenses authorizing sales to end users in Sudan and Iran.  We are awaiting approval of those licenses.   We also anticipate further sales to end users in Cuba under existing U.S. government export licenses.

Question 2:

We note that your products include data management and other technologies.  Please discuss for us (i) whether any of the products you have sold into any of the referenced countries, or their component parts, have military application; and (ii) whether they have been put to military use by the governments of any of these countries and, if so, the nature of any such uses.

Response 2:

None of the products sold to Cuba, Iran, Sudan or Syria have military application.  To the best of our knowledge and belief, they have not been put to any military use.

Question 3:

Discuss the materiality to you of your contacts with Cuba, Iran, North Korea, Sudan and Syria, individually and in the aggregate; and whether your contacts with those countries, individually or in the aggregate, constitute a material investment risk for your security holders.  Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of any revenues, assets and liabilities associated with those countries.  Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism.  Pennsylvania’s General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism.  Connecticut, Illinois, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states.  Finally, Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Cuba, Iran, North Korea, Sudan and Syria.

Response 3:

A summary of our sales described in response 1 to Cuba, Iran, Sudan and Syria is presented below.  As noted in response 1 we have no past or planned sales to North Korea.

(000’s)	FY 2004	FY 2005	FY 2006	Eight Months Ended November 27, 2006

Cuba	—	—	$21	$323
Iran	$376	$613	$729	$129
Sudan	$91	—	—	—
Syria	$31	—	$52	—
Total	498	$613	$802	$452

The foregoing sales are not financially material to Haemonetics which reported net revenues in FY06 of $420,000,000.

Haemonetics sells medical products that improve patient outcomes and overall healthcare, for the benefit of the populations served by our customers.   We consider it our mission to make our technology available in developed as well as developing countries, to help raise the standard of medical care everywhere and improve the lives of patients, donors and the public generally.    Haemonetics’ sales of medical products for end use in the countries in question are in conformance with U.S. law and policy that exempt sales of certain medical products from the U.S. export embargo currently imposed on these countries.   The U.S. government export licensing process for sales of medical products to the embargoed countries is an explicit recognition of our duty to make our products available to the citizens of such countries.  Accordingly, when we considered entering into the transactions that are the subject of this inquiry, we took account of potential reputation impact from such transactions and weighed such a potential impact against our obligation to improve public health.  We concluded that, on balance, the transactions would not have a material adverse impact on the Company’s reputation.  Moreover, we believe that potential reputation risks, if any, relating to these transactions are further mitigated by the humanitarian and public health aspects of the sales to the countries in question.  Indeed, it is likely that our shareholders and the investing public would look favorably upon these transactions.

We trust that the foregoing has been responsive to your comments.

In accordance with your request, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Ronald J. Ryan
Chief Financial Officer

Copy to:
Jay Webb, Reviewing Accountant
Eric Atallah, Staff Accountant
Peggy Fisher
Angela Crane,
Division of Corporate Finance